SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ENERGYTEK CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29277L108

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04530L 104	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jano Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,276,517 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,276,517 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,276,517 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (see Item 4)*
12	TYPE OF REPORTING PERSON PN

*As more fully described in Item 4, these shares of Common Stock are issuable upon conversion of convertible preferred stock that is subject to a 9.99% blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers.

CUSIP No. 04530L 104	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Edward Sheinwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,276,517 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,276,517 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,276,517 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (see Item 4)*
12	TYPE OF REPORTING PERSON IN

*As more fully described in Item 4, these shares of Common Stock are issuable upon conversion of convertible preferred stock that is subject to a 9.99% blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers.

CUSIP No. 04530L 104	13G	Page 4 of 8 Pages

ITEM 1.

(a)	Name of Issuer: ENERGYTEK CORP., a Nevada Corporation
(b)	Address of Issuer's Principal Executive Offices: 201 S. Laurel Street, Luling, TX 78468

ITEM 2.

(a)	This statement is filed by Jano Capital, LLC and Mr. Edward Sheinwald ("Mr. Sheinwald"), who are collectively referred to herein as "Reporting Persons."

(b)	Address of Principal Business Office or, if none, Residence: 743-7 NE 12th Terrace, Boynton Beach, Florida 33435

(c)	Citizenship: Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

(d)	Title of Class of Securities: Common Stock, $0.001 value per share (the “Common Stock)

(e)	CUSIP Number: 29277L108

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 04530L 104	13G	Page 5 of 8 Pages

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

ITEM 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows (5)- (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 filed with the Securities and Exchange Commission on May 23, 2016, discloses that the total number of outstanding shares of Common Stock as of March 31, 2016 was 22,787,964. The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person are based on the Company's total number of outstanding shares of Common Stock and assume the conversion of convertible preferred stock (the "Securities"), subject to the 9.99% Blockers (as defined below).

Pursuant to the terms of the Securities, the Reporting Persons cannot convert the Securities if the Reporting Persons would beneficially own, after such conversion, more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blockers"). The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the 9.99% Blockers. Consequently, at this time, the Reporting Persons are not able to convert all of the Securities due to the 9.99% Blockers.

Mr. Sheinwald, as the Manager of Jano Capital, LLC, may be deemed to be the beneficial owner of all shares of Common Stock, subject to the 9.99% Blockers, underlying the Securities held by Jano Capital, LLC. Mr. Sheinwald disclaims beneficial ownership of these securities.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

CUSIP No. 04530L 104	13G	Page 6 of 8 Pages

ITEM 10.	CERTIFICATION

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04530L 104	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2016

JANO CAPITAL, LLC

By:	/s/ Edward Sheinwald
Name: Edward Sheinwald
Title: Manager

/s/ Edward Sheinwald
EDWARD SHEINWALD

CUSIP No. 04530L 104	13G	Page 8 of 8 Pages

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share of EnergyTEK Corp. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 6, 2016

JANO CAPITAL, LLC

By:	/s/ Edward Sheinwald
Name: Edward Sheinwald
Title: Manager

/s/ Edward Sheinwald
EDWARD SHEINWALD